Exhibit 99(a)(1)(xiii)

                                  NEWS RELEASE

GBC ACQUISITION CORP. ANNOUNCES STOCKHOLDER COMPLAINT OPPOSING TENDER OFFER FOR STOCK OF GENERAL BEARING CORPORATION

WEST NYACK, NY, August 12, 2004 - GBC Acquisition Corp. today announced that on August 11, 2004, General Bearing Corporation (NASDAQSC: GNRL) ("General Bearing"), GBC Acquisition Corp. and all members of General Bearing's Board of Directors were named defendants in a purported stockholder class action lawsuit. The complaint was filed in the Delaware Chancery Court and seeks, among other things, to preliminarily and permanently enjoin GBC Acquisition Corp.'s cash tender offer to acquire all of the outstanding common stock of General Bearing.

GBC Acquisition Corp. believes that the complaint is without merit as to all of the defendants. GBC Acquisition Corp. and the other defendants intend to vigorously defend against the complaint.

The offer and rights to withdraw tendered shares will expire at 12:00 Midnight, Eastern Standard Time, on Friday, August 13, 2004, unless extended by GBC Acquisition Corp.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

The complete terms and conditions of the offer are set forth in an offer to purchase, letter of transmittal and other related materials which were filed with the SEC and distributed to General Bearing's stockholders. This press release is not a substitute for such filings. Investors are urged to read such documents because they contain important information. Any such documents are available, free of charge, at the SEC's website (www.sec.gov) or by contacting The Altman Group, Inc., the information agent for the transaction toll free at
(800) 317-8029.

THIS ANNOUNCEMENT IS NEITHER AN OFFER TO PURCHASE NOR A SOLICITATION OF AN OFFER TO SELL SHARES OF GENERAL BEARING. GBC ACQUISITION CORP. HAS FILED A TENDER OFFER STATEMENT WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION.